Exhibit (a)(25)

FOR IMMEDIATE RELEASE

Pilgrim’s Pride Announces Receipt of Requisite Consents Related to its

Tender Offer for Gold Kist’s Outstanding 10 1/4%

Senior Notes due March 15, 2014

Received Approximately 99% Favorable Tender Response

Pittsburg, Texas October 16, 2006 — Pilgrim’s Pride Corporation (NYSE: PPC) announced today that as of 5:00 p.m., New York City time, on October 13, 2006 (the “Consent Date”), it had received the requisite consents from holders of approximately 99% of the aggregate principal amount of the outstanding Notes to the proposed amendments to the Notes and the indenture under which the Notes were issued, in connection with its previously announced tender offer for any and all of Gold Kist Inc.’s outstanding 10 1/4% Senior Notes due March 15, 2014 (CUSIP No. 380616AB8, ISIN US380616AB82) (the “Notes”). The proposed amendments are described in more detail in the Offer to Purchase and Consent Solicitation Statement, dated September 29, 2006 (the “Offer to Purchase”). In accordance with the terms of the Offer to Purchase, tenders of the Notes and consents to the proposed amendments that have been delivered became irrevocable as of the Consent Date. Tenders of Notes and consents delivered after the Consent Date will also be irrevocable.

The tender offer and consent solicitation are being made in connection with Pilgrim’s Pride’s previously announced proposed acquisition of all of the outstanding common shares of Gold Kist. Pilgrim’s Pride’s obligation to accept for purchase and to pay for Notes properly tendered and not withdrawn according to the terms of the Offer to Purchase is subject to the satisfaction of certain conditions which are described in the Offer to Purchase, including the satisfaction or waiver of all conditions to the tender offer for Gold Kist’s common shares.

The tender offers for the Notes and the Gold Kist common shares are scheduled to expire at midnight, New York City time, on Friday, October 27, 2006 (unless the tender offer is earlier terminated or extended (such date and time referred to as the “Expiration Date”)). However, no consent payments will be made in respect of Notes tendered after 5:00 p.m., New York City time, on Friday, October 13, 2006. Holders who validly tender their Notes will receive payment on the Payment Date, and will also receive accrued and unpaid interest from the last interest payment date to, but not including, the Payment Date. The “Payment Date” is expected to be promptly after the Expiration Date and immediately prior to the closing of the transactions contemplated by the tender offer for Gold Kist’s common shares.

Pilgrim’s Pride has engaged Lehman Brothers Inc. to serve as the Dealer Manager for the tender offer and the Solicitation Agent for the consent solicitation. Mellon Investor Services LLC has been retained to serve as the Depository and Innisfree M&A Incorporated has been retained to serve as the Information Agent for the tender offer and consent solicitation. Requests for documents may be directed to Innisfree M&A Incorporated by telephone at (877) 687-1874 (toll free in the U.S. and Canada) or (212) 750-5833 (call collect) or in writing at 501 Madison Avenue, 20th Floor, New York, NY 10022. Questions regarding the tender offer and consent solicitation may be directed to Lehman Brothers Inc. by telephone at (800) 438-3242 (toll free in the U.S.) or (212) 528-7581 (call collect).

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of consents, which may be made only pursuant to the terms of the Offer to Purchase and related documents. The tender offer and consent solicitation are not being made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable securities or blue sky laws. In any jurisdiction where the laws require the tender offer or consent solicitation to be made by a licensed broker or dealer, the tender offer or consent solicitation shall be deemed made on behalf of Pilgrim’s Pride by Lehman Brothers Inc. or one or more registered brokers or dealers under the laws of such jurisdiction.

Pilgrim’s Pride Corporation

Pilgrim’s Pride Corporation is the second-largest chicken producer in the United States and Mexico and the largest chicken producer in Puerto Rico. Pilgrim’s Pride employs approximately 40,000 people and has major operations in Texas, Alabama, Arkansas, Georgia, Kentucky, Louisiana, North Carolina, Pennsylvania, Tennessee, Virginia, West Virginia, Mexico and Puerto Rico, with other facilities in Arizona, Florida, Iowa, Mississippi and Utah.

Pilgrim’s Pride products are sold to foodservice, retail and frozen entree customers. Pilgrim’s Pride’s primary distribution is through retailers, foodservice distributors and restaurants throughout the United States and Puerto Rico and in the Northern and Central regions of Mexico. For more information, please visit http://www.pilgrimspride.com.

Forward-Looking Statements:

Statements contained in this press release that state the intentions, plans, hopes, beliefs, anticipations, expectations or predictions of the future of Pilgrim’s Pride Corporation and its management, including as to the expected benefits of the proposed transaction with Gold Kist, are forward-looking statements. It is important to note that the actual results could differ materially from those projected in such forward-looking statements. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include: matters affecting the poultry industry generally, including fluctuations in the commodity prices of feed ingredients, chicken and turkey; additional outbreaks of avian influenza or other diseases, either in our own flocks or elsewhere, affecting our ability to conduct our operations and/or demand for our poultry products; contamination of our products, which has recently and can in the future lead to product liability claims and product recalls; exposure to risks related to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate; changes in laws or regulations affecting our operations or the application thereof; competitive factors and pricing pressures or the loss of one or more of our largest customers; currency exchange rate fluctuations, trade barriers, exchange controls, expropriation and other risks associated with foreign operations; management of our cash resources, particularly in light of our leverage, and restrictions imposed by and as a result of, our leverage; inability to complete the proposed acquisition or effectively integrate Gold Kist’s business or realize the associated cost savings and operating synergies currently anticipated; and the impact of uncertainties of litigation as well as other risks described under “Risk Factors” in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission. Pilgrim’s Pride Corporation undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Legal Information

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Gold Kist. Any offers to purchase or solicitation of offers to sell Gold Kist notes will be made only pursuant to the Offer to Purchase. Gold Kist noteholders are advised to read these documents and any other documents relating to the tender offer and consent solicitation in their entirety because they contain important information. Gold Kist noteholders may obtain copies of these documents for free by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 877-687-1874 (toll free from the U.S. and Canada).

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Gold Kist. Any offers to purchase or solicitation of offers to sell Gold Kist shares will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) filed with the Securities and Exchange Commission (“SEC”) on September 29, 2006. Gold Kist stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Gold Kist stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 877-687-1874 (toll free from the U.S. and Canada).

Pilgrim’s Pride currently intends to solicit proxies for use at Gold Kist’s 2007 Annual Meeting of Stockholders, or at any adjournment or postponement thereof, to vote to increase the number of directors constituting Gold Kist’s entire board to 15 and fill nine positions on the expanded board with nominees of the president and chief executive officer of Pilgrim’s Pride. Investors and security holders are urged to read the proxy statement and other disclosure documents regarding the proposed transaction, when they are filed, because they will contain important information. These disclosure documents will be filed with the Securities and Exchange Commission by Pilgrim’s Pride Corporation and security holders may obtain a free copy of these disclosure documents (when they become available) and other documents filed with the SEC by Pilgrim’s Pride Corporation at the SEC’s web site at www.sec.gov. The disclosure documents filed with the SEC by Pilgrim’s Pride Corporation may also be obtained for free by directing a request to Pilgrim’s Pride Corporation at 4845 U.S. Highway 271 N, Pittsburg, Texas, 75686 Attn. Secretary. The identity of people who, under SEC rules, may be considered “participants in a solicitation” of proxies from Gold Kist stockholders for use at its 2007 Annual Meeting of Stockholders and a description of their direct and indirect interest in the solicitation, by security holdings or otherwise, is contained in the Form 425 filed by Pilgrim’s Pride with the SEC on August 24, 2006.

Contacts:

Joele Frank / Steve Frankel

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449